SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.2)*

                               FACET BIOTECH CORP
          ____________________________________________________________
                                (Name of issuer)

                                  Common Stock
           ___________________________________________________________
                         (Title of class of securities)

                                    30303Q103
                ________________________________________________
                                 (CUSIP number)


                                 Seth A. Klarman
                            The Baupost Group, L.L.C.
                         10 St. James Avenue, Suite 1700
                           Boston, Massachusetts 02116
                                 (617) 210-8300

                                 With a copy to:

                            Gregory D. Sheehan, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110

           __________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 4, 2009
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS
          The Baupost Group, L.L.C.

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
          (See Instructions)                                     (b)   [X]

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          OO

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [ ]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER 0


8.     SHARED VOTING POWER  3,506,875


9.     SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER   3,506,875



11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,506,875


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)  [ ]



13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  14.28%*


14.       TYPE OF REPORTING PERSON (See Instructions)
          IA
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* The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,559,791 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended July 31, 2009.

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS
          Baupost Value Partners, L.P.-IV

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
          (See Instructions)                                       (b)  [X]

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          OO

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [_]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7.     SOLE VOTING POWER   0


8.     SHARED VOTING POWER    1,238,128


9.     SOLE DISPOSITIVE POWER     0


10.    SHARED DISPOSITIVE POWER    1,238,128


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,238,128


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.04%*


14.       TYPE OF REPORTING PERSON (See Instructions) PN
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(*) The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,559,791 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended July 31, 2009.


                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS*
          SAK Corporation

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          N/A

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER    0


8.    SHARED VOTING POWER  3,506,875


9.    SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER    3,506,875


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,506,875


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.28%*


14.       TYPE OF REPORTING PERSON (See Instructions)    HC
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(*) The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,559,791 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended July 31, 2009.

     * This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including and Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under
Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including and Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, or direct the voting or disposition of, any of the securities covered by this statement on Schedule 13D.

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS*
          Seth A. Klarman

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
          (See Instructions)                                         (b)  [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          N/A

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER     0


8.     SHARED VOTING POWER  3,506,875


9.     SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER    3,506,875


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,506,875

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)  [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.28%*



14.       TYPE OF REPORTING PERSON (See Instructions)
          HC
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 (*) The percentage ownership in the Issuer's Common Stock, $0.01 par value, is based upon 24,559,791 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended July 31, 2009.

     * This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser to certain investment limited partnerships, including and Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under
Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including and Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, or direct the voting or disposition of, any of the securities covered by this statement on Schedule 13D.

Item 4.  Purpose of Transaction.

     Following the announcement on September 4, 2009 that Biogen Idec had made an offer to acquire all of the outstanding shares of the Issuer, the Reporting Persons have spoken separately with members of the Issuer's management and a representative of Biogen Idec to discuss the offer. The Reporting Persons expect to continue to have discussions with these parties and any other interested persons about the offer and the future plans of the Issuer.

     Except as set forth above, the Reporting Persons do not have, as of the date of this Amendment No. 2, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through
(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock and other relevant parties concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking representation on the board of directors of the Issuer , purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer. Any such transactions, if they occur at all, may take place at any time and without prior notice.

The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days, are set forth below:

------------------- ------------------------- ---------------------------------
Name                Date                Price                  Number of Shares
                                        Per Share             Purchased/(Sold)*
------------------- ------------------------- ---------------------------------
Baupost             09/04/2009           $15.393                      (150,000)
BVPIV               09/04/2009           $15.393                       (52,957)

Baupost             09/04/2009           $15.400                      (100,000)
BVPIV               09/04/2009           $15.400                       (35,306)

Baupost             09/04/2009           $15.500                       (10,200)
BVPIV               09/04/2009           $15.500                        (3,602)

Baupost             09/04/2009           $15.494                       (27,900)
BVPIV               09/04/2009           $15.494                        (9,849)

Baupost             09/04/2009           $15.434                      (579,432)
BVPIV               09/04/2009           $15.434                      (204,573)


     * Securities reported above as sold by Baupost include securities sold on behalf of various Investment Funds, including BVPIV. Therefore, the number of shares reported above as sold by Baupost includes the number of shares reported above as sold by BVPIV.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this
Schedule 13D is true, complete, and correct.

Dated:  September 8, 2009

                                          THE BAUPOST GROUP, L.L.C.



                                           By:     /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President



                                          BAUPOST VALUE PARTNERS, L.P.-IV


                                          By:    The Baupost Group, L.L.C., its
                                                   managing general partner


                                          By:      /s/ Seth A. Klarman
                                          Name:    Seth A. Klarman
                                          Title:   President


                                          SAK CORPORATION


                                           By:      /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President



                                                 /s/ Seth A. Klarman
                                                 Seth A. Klarman